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                                SERVICE AGREEMENT

      THIS AGREEMENT is made and entered into this 20th day of March 2001, by and between STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY, an Illinois insurance corporation ("Auto Company"), STATE FARM VP MANAGEMENT CORP., a Delaware corporation and wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company ("Broker-dealer"), and STATE FARM ASSOCIATES' FUNDS TRUST, a Delaware business trust ("Trust").

      WHEREAS, the Trust is registered as an open-end management investment company which issues shares of beneficial interest in certain mutual funds ("Funds");

      WHEREAS, Broker-dealer serves as principal underwriter to the Trust pursuant to a Distribution Agreement; and

      NOW, THEREFORE, in consideration of their mutual promises, Auto Company, Broker-dealer, and Trust agree as follows:

1. Broker-dealer shall have the right to use, and the Auto Company shall make available for the use of Broker-dealer: (a) services of employees of the Auto Company to be engaged in Broker-dealer's operations as principal underwriter and distributor of the Funds, and other administrative and clerical activities of Broker-dealer, for periods to be agreed upon by Broker-dealer, the Trust, and the Auto Company, and (b) such administrative, clerical, stenographic, computer, data processing and other support services and office supplies and equipment, as may in each case be reasonably required by Broker-dealer in the performance of its obligations as principal underwriter and distributor of the Funds under the Distribution Agreement and any agreement amending or superseding that agreement.

2. The Auto Company and the Broker-dealer acknowledge that employees of the Auto Company providing the services contemplated by paragraph 1 shall be associated with Broker-dealer with respect to their activities relating to the issuance, marketing, distribution and administration of the Funds. The Auto Company acknowledges that Broker-dealer shall have sole and exclusive supervision and control over such associated persons with respect to those activities; in particular, without limiting the foregoing, such associated persons shall report and be responsible solely to the officers and directors of Broker-dealer or persons designated by them in connection with their activities related to the Broker-dealer's business.

3. Broker-dealer shall have the right to use, and the Auto Company shall furnish for the use of Broker-dealer, such office space as is reasonably needed by Broker-dealer in the performance


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of its obligations and duties as principal underwriter and distributor of the
Funds.

4. In performing services for Broker-dealer under this agreement, the employees of the Auto Company may, to the full extent that they deem appropriate, have access to and utilize statistical and financial data and other information prepared for or contained in the files of the Auto Company, and may make such information available to Broker-dealer.

5. The Auto Company shall have no responsibility for Broker-dealer actions based upon information or advice given or obtained by or through their respective employees; provided, however, that the foregoing shall not be construed to relieve the Auto Company of any liability to which it would otherwise be subject by reason of its willful misfeasance, bad faith or gross negligence, in the performance of its duties hereunder, or by reason of its reckless disregard of its obligations and duties hereunder.

6. Broker-dealer agrees to reimburse the Auto Company on a monthly basis for the costs of such services, supplies, equipment and facilities it renders to Broker-dealer.

7. Broker-dealer's books and records, insofar as such books and record relate to amounts Broker-dealer must reimburse Auto Company pursuant to Section 6 of this Agreement, shall be made available for inspection by the Director of the Illinois Department of Insurance or his or her designee.

8. This agreement shall become effective as of April 13, 2001, and continues in effect until terminated by any party. Any party may terminate this agreement upon sixty (60) days' written notice of each other party.

9. This agreement shall apply to the companies herein named and to any subsequently created affiliate(s) of State Farm Mutual Automobile Insurance Company which provide facilities or services to the Broker-dealer.

10. This agreement may be amended at any time by mutual consent of the parties.

11. Any notice under this agreement shall be in writing, addressed and delivered or mailed postage prepaid to the other parties, at such addresses as such other parties may designate for the receipt of such notices. Until further notice of the other parties, it is agreed that the address of the Auto Company shall be One State Farm Plaza, Bloomington, Illinois 61710-0001, and the address of Broker-dealer shall be Three State Farm Plaza, Bloomington, Illinois 61791.


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12. No entity a party to this agreement shall disclose or use nonpublic personal information (as defined in Rule 3(t) Regulation S-P) provided by any other party to this agreement, except as necessary to carry out the purposes for which such information is provided, including information that is used in accordance with Rules 14 and 15 of Regulation S-P in the ordinary course of business.

13. Auto Company and Broker-dealer acknowledge that each such company has received notice of and accepts the limitations on the Trust's liability as set forth in the Trust's Declaration of Trust, as amended from time to time.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their authorized officers designated below as the date specified above.

                                          STATE FARM MUTUAL AUTOMOBILE
                                          INSURANCE COMPANY

                                          By: /s/ Edward B. Rust, Jr.
                                          Name: Edward B. Rust, Jr.
                                          Title: President


                                          STATE FARM VP MANAGEMENT CORP.

                                          By: /s/ Roger S. Joslin
                                          Name: Roger S. Joslin
                                          Title: Senior Vice President and
                                                 Treasurer


                                          STATE FARM ASSOCIATES' FUNDS TRUST

                                          By: /s/ Susan D. Waring
                                          Name: Susan D. Waring
                                          Title: Vice President


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